Exhibit 99.1

DHT HOLDINGS, INC. REPORTS FOURTH QUARTER 2010 RESULTS AND DECLARES QUARTERLY DIVIDEND OF $0.10 PER SHARE

ST. HELIER, CHANNEL ISLANDS, January 13, 2011 – DHT Holdings, Inc. (NYSE:DHT) ("DHT" or the "Company") today announced:

Highlights

●	The Company declared a cash dividend of $0.10 per share for the quarter payable on February 11, 2011 for shareholders of record as of February 4, 2011.

●
On December 14, 2010 DHT announced the acquisition of a 1999 built VLCC for $55.0 Million. The vessel will be delivered during the first quarter of 2011 and will be named DHT Phoenix. The company will finance the acquisition with cash at hand and bank debt and the vessel will be employed in the Tankers International Pool.

●	Revenue of $22.9 million is comprised of the base hire only for the nine vessels in operations in the quarter. These nine vessels are on charters until 2012 – 2018.

●	Net income for the fourth quarter was $7.0 million, or $0.14 per share. Adjusted for non-cash interest rate swap related items, net income for the quarter was $4.9 million, or $0.10 per share.

●	Vessel expenses for the quarter were $7.4 million.

●	G&A for the quarter was $1.6 million including non-cash cost related to restricted share agreements for management and board.

●	Net interest expense for the fourth quarter was $1.9 million.

●
Cash on hand at quarter-end was $58.6 million providing DHT with the flexibility to enter into acquisitions. This does not include $5.5 million in deposit paid towards the acquisition of the DHT Phoenix.

DHT will host a conference call at 8:00 a.m. EST Friday January 14, 2011 to present the results for the quarter. See below for further details.

Fourth Quarter Results

The Company today reported revenues for the period from October 1 to December 31, 2010, of $22.9 million, compared to revenues of $23.9 million for the prior-year period.  Of the $22.9 million of revenues for the quarter, $18.1 million relates to the seven vessels on time charter and $4.8 million relates to the two vessels on bareboat charter.  For the quarter there was no profit sharing under the Company's profit-sharing arrangements.

The Company's seven vessels on time charter contracts were on-hire 98.7 % for the quarter. Following the completion of two interim surveys in the first half of 2010, the next scheduled class surveys are special surveys for one VLCC in the second quarter of 2011 and one VLCC in the third quarter of 2011.  In addition, two Aframax vessels are scheduled for interim surveys in the fourth quarter of 2011.

DHT's vessel expenses for the quarter, including insurance costs, were $7.4 million.

Depreciation and amortization expenses, including depreciation of capitalized dry docking costs, were $7.2 million.  General and administrative expenses were $1.6 million including non-cash cost related to restricted share agreements for management and board.

Net financial income of $0.2 million included a net non-cash gain on interest rate swaps of $2.1 million.

The Company had net income for the quarter of $7.0 million or $0.14 per diluted share, compared to net income of $3.9 million, or $0.08 per diluted share, for the fourth quarter of 2009.  After adjusting for non-cash financial items related to interest rate swaps, net income for the fourth quarter of 2010 was $4.9 million, or $0.10 per share.  Free cash flow from operations was $12.0 million, or $0.25 per share1.

At the end of the fourth quarter, the Company's cash balance was $58.6 million not including $5.5 million in deposit paid towards the acquisition of the DHT Phoenix.  The Company remains in compliance with its financial covenants.

Svein Moxnes Harfjeld, CEO, stated, "We continue to enjoy the charter coverage of our fleet allowing us to both build cash for investments and again declare a dividend of $0.10 per share.  We are pleased with our recent vessel acquisition and believe 2011 will provide additional opportunities for growth."

EARNINGS CONFERENCE CALL INFORMATION

DHT will host a conference call at 8:00 a.m. EST Friday January 14, 2011 to discuss the results for the fourth quarter.  All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 888 935 4577 within the United States and +44 207 806 1955 for international callers.  The passcode is "DHT".  A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

1)
Free cash flow from operations after contractual debt service represents the sum of net income, amortization of unrealized loss of interest rate swaps, fair value (gain)/loss on derivative financial instrument and depreciation and amortization.  Please refer to the table on page 8 for reconciliation between net income and free cash flow from operations after contractual debt service.

An audio replay of the conference call will be available through January 20, 2011.  To access the replay, dial 1 866 932 5017 within the United States or +44 207 111 1244 for international callers and enter 5884514#.  A webcast of the replay will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 25, 2010.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe
Phone: +44 1534 639 759 and +47 412 92 712
E-mail: eu@dhtankers.com

FINANCIAL INFORMATION

CONDENSED CONSOLIDATED INCOME STATEMENT
($ in thousands except per share amounts)

	4Q 2010	4Q 2009	Year	Year
	Oct 1 - Dec. 31, 2010	Oct. 1- Dec. 31, 2009	Jan. 1 - Dec. 31, 2010	Jan. 1 - Dec. 31, 2009
	Unaudited	Unaudited	Unaudited	Audited

Shipping revenues	$22,879	$23,882	$89,681	$102,576

Operating expenses
Vessel expenses	7,351	7,702	30,221	30,034
Depreciation and amortization	7,152	6,952	28,392	26,762
General and administrative expenses	1,578	1,518	7,869	4,588
Total operating expenses	16,081	16,172	66,482	61,384

Income from vessel operations	6,798	7,710	23,199	41,192

Interest income	30	28	131	298
Interest expense	(1,904)	(4,011)	(13,478)	(18,130)
Fair value gain/(loss) on derivative instruments	2,144	167	268	(4,062)
Other financial income/(expenses)	–	–	(3,710)	(2,452)
Taxation	(33)	–	(33)	–
Net income / (loss) for the period	7,035	3,894	6,377	16,846

Basic net income per share	0.14	0.08	0.13	0.36
Diluted net income per share	0.14	0.08	0.13	0.36

Weighted average number of shares (basic)	48,921,961	48,675,897	48,776,270	46,321,404
Weighted average number of shares (diluted)	48,935,305	48,675,897	48,779,606	46,321,404

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period	$7,035	$3,894	$6,377	$16,846

Other comprehensive income:
Cash flow hedges	776	2,406	11,868	12,055

Total comprehensive income for the period	$7,811	$6,300	$18,245	$28,901

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands)

	Dec. 31, 2010	Dec. 31, 2009
	Unaudited	Audited

ASSETS
Current assets
Cash and cash equivalents	58,569	72,664
Voyage receivables from OSG	–	–
Prepaid expenses and accrued charter hire	1,199	1,329
Prepaid technical management fee to OSG	1,978	1,958
Total current assets	61,746	75,951

Vessels, net of accumulated depreciation	412,744	441,036
Other assets	21	–
Vessel acquisition deposits	5,500	–
Other long-term receivables	844	984
Total assets	480,855	517,971

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	4,449	6,250
Derivative financial instruments	3,065	11,779
Deferred shipping revenues	8,088	7,898
Total current liabilities	15,602	25,927

Long term liabilities
Long-term debt	265,231	293,041
Derivative financial instruments	3,224	6,646
Other long term liabilities	457	433
Total long-term liabilities	268,912	300,120

Total liabilities	284,514	326,047

Stockholders' equity
Common stock	487	487
Paid-in additional capital	240,537	239,624
Retained earnings/(deficit)	(42,188)	(33,824)
Accumulated other comprehensive income/(loss)	(2,495)	(14,363)
Total stockholders' equity	196,341	191,924

Total liabilities and stockholders' equity	480,855	517,971

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
($ in thousands)

	4Q 2010	4Q 2009	Year	Year
	Oct 1 - Dec. 31, 2010	Oct. 1- Dec. 31, 2009	Jan. 1 - Dec. 31, 2010	Jan. 1 - Dec. 31, 2009
	Unaudited	Unaudited	Unaudited	Audited

Cash Flows from Operating Activities:
Net income / (loss)	$7,035	$3,894	$6,377	$16,846
Items included in net income not effecting cash flow
Depreciation and amortization	7,152	6,999	28,391	26,762
Amortization related to interest and swap expense	(2,097)	(166)	(78)	4,251
Deferred compensation related to options and restricted stock	162	149	913	749
Changes in operating assets and liabilities:
Receivables	–	560	–	8,791
Prepaid expenses	(498)	(1,958)	250	(3,121)
Accounts payable, acrrued expenses and deferred revenue	(716)	1,730	(1,587)	326
Net cash provided by operating activities	11,038	11,208	34,266	54,604

Cash Flows from Investing Activities:
Investments in vessels	(99)	(3,929)	(99)	(5,411)
Investments in fixtures and fittings	(21)	–	(21)	–
Decrease/(increase) in vessel acquisition deposits	(5,500)	–	(5,500)	–
Net cash used in investing activities	(5,620)	(3,929)	(5,620)	(5,411)

Cash flows from Financing Activities
Issuance/(buy back) of common stock	–	–	–	38,400
Cash dividends paid	(4,892)	–	(14,741)	(23,949)
Repayment of long-term debt	–	–	(28,000)	(50,000)
Net cash provided by / (used in) financing activities	(4,892)	–	(42,741)	(35,549)

Net increase/(decrease) in cash and cash equivalents	526	7,279	(14,095)	13,644
Cash and cash equivalents at beginning of period	58,043	65,385	72,664	59,020
Cash and cash equivalents at end of period	58,569	72,664	58,569	72,664

Interest paid	$3,667	$4,157	$15,348	$18,238

CONDENSED CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS EQUITY
($ in thousands except shares)
Unaudited

	Common Stock		Paid-in		Cash
	Shares	Amount	Additional Capital	Retained Earnings	Flow Hedges	Total equity

Balance at January 1, 2009	39,238,807	$392	$200,570	$(26,721)	$(26,418)	$147,823
Total comprehensive income				16,846	12,055	28,901
Cash dividends declared and paid				(23,949)		(23,949)
Issue of common stock	9,408,481	95	38,305			38,400
Compensation related to options and restricted stock	28,609		749			749
Balance at December 31, 2009	48,675,897	$487	$239,624	$(33,824)	$(14,363)	$191,924

Balance at January 1, 2010	48,675,897	$487	$239,624	$(33,824)	$(14,363)	$191,924
Total comprehensive income				6,377	11,868	18,245
Cash dividends declared and paid				(14,741)		(14,741)
Issue of common stock						–
Compensation related to options and restricted stock	246,064		913			913
Balance at December 31, 2010	48,921,961	$487	$240,537	$(42,188)	$(2,495)	$196,341

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2010

Basis for preparation
The condensed financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Significant accounting policies
The condensed financial statements have been prepared in accordance with historical cost convention, except for the revaluation of certain financial instruments. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2009 audited financial statements.

Reconciliation between IFRS and U.S. GAAP
Effective January 1, 2009, DHT changed the basis on which it prepares its financial statements from U.S. Generally Accepted Accounting Principles ("U.S. GAAP") to IFRS.  There are no differences in the statements of operations and equity between IFRS and U.S. GAAP.

Reconciliation of non-IFRS financial measures ($ in thousands except shares and per share amounts)

	4Q 2010	4Q 2009	Year	Year
	Oct 1 - Dec. 31, 2010	Oct. 1- Dec. 31, 2009	Jan. 1 - Dec. 31, 2010	Jan. 1 - Dec. 31, 2009
	Unaudited	Unaudited	Unaudited	Audited

Net income	7,035	3,894	6,377	16,846
Amortization of unrealized loss of interest rate swaps	776	2,406	11,868	12,055
Fair value (gain)/loss on derivative financial instrument	(2,920)	(2,573)	(12,136)	(7,993)
Net income adjusted for non-cash financial items	4,891	3,727	6,109	20,908

Weighted average number of shares (diluted)	48,935,305	48,675,897	48,779,606	46,321,404
Net income adjusted for non-cash financial items per share	0.10	0.08	0.13	0.45

Net income	$7,035	$3,894	$6,377	$16,846
Amortization of unrealized loss of interest rate swaps	776	2,406	11,868	12,055
Fair value (gain)/loss of derivative financial instruments	(2,920)	(2,573)	(12,136)	(7,993)
Depreciation and amortization	7,152	6,952	28,392	26,762
Free cash flow from operations after contractual debt service	$12,043	$10,679	$34,501	$47,670

Free cash flow from operations after contractual debt service per share	0.25	0.22	0.71	1.03